EXHIBIT 99.1

News Release dated February 24, 2021, Suncor Energy announces Russ Girling to stand for election to Board of Directors

Exhibit 99.1

FOR IMMEDIATE RELEASE

Suncor Energy announces Russ Girling to stand for election to Board of Directors

Calgary, Alberta (Feb. 24, 2021) – Suncor today announced that Russ Girling will stand for election to the Suncor Board of Directors at the company’s next Annual General Meeting to be held on May 4, 2021.

“With an extensive career in the energy industry spanning 35 years, I’m pleased that Russ Girling has agreed to stand for election to Suncor’s Board of Directors,” said Board Chair Michael Wilson. “Russ is well known in the North American energy industry and broader business community having led TC Energy for more than 10 years. In addition to his deep understanding of issues directly affecting the industry, Russ brings exceptional commercial and financial acumen. His commitment to strong governance aligns with Suncor’s values and we believe he will be a valuable addition to the Board.”

Russ recently retired after a 26-year career at TC Energy including 10 years as President and CEO. Russ led and was part of the executive leadership team that delivered an average annual shareholder return of 12% over the last 20 years. Prior to joining TC Energy in 1994, Russ worked at Suncor Energy, Northridge Energy Marketing and Dome Petroleum.

Russ serves on the board of Nutrien (formerly Agrium). He has also served on a number of private boards as well as not-for-profit boards such as the Alberta Children’s Hospital Foundation and the United Way of Calgary. Until his retirement, Russ was a member of the Business Roundtable, Business Council of Canada, and was a founding member of the Business Council of Alberta.

Russ holds a Bachelor of Commerce and a Masters of Business Administration from the University of Calgary.

For further information on Suncor’s Board of Directors, please visit suncor.com.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com or follow us on Twitter @Suncor

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